SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited financial statements for the third financial quarter ended May 31, 2007, have not been reviewed by our auditors, Mintz & Partners LLP.

Toronto, ON

July 31, 2007

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	May 31	August 31
	2007	2006
	$	$

ASSETS

CURRENT ASSETS
Cash	12,354	-
Sundry receivables	15,418	17,853
Prepaid expenses and deposits	3,640	640
	31,412	18,493
PRE-DEVELOPMENT COSTS (Note 4)	290,179	270,288
EQUIPMENT (Note 5)	416,623	483,776
OTHER ASSETS (Note 6)	263,131	-
	1,001,345	772,557

LIABILITIES

CURRENT LIABILITIES
Bank indebtedness	-	2,919
Accounts payable and accrued liabilities	827,234	639,532
Loans payable (Note 9d)	24,266	7,500
Current obligation under capital leases (Note 8)	6,885	6,128
	858,385	656,079

LONG TERM LIABILITIES
Obligation under capital leases (Note 8)	1,256	6,518
	859,641	662,597

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	22,847,850	22,045,688
External interest in subsidiary (Note 11)	10,366	-
CONTRIBUTED SURPLUS	381,859	254,587
DEFICIT	(23,098,371)	(22,190,315)
	141,704	109,960
	1,001,345	772,557

APPROVED BY THE DIRECTORS:

           “Art Cowie”                                                                                         Director

           “Donald Harris”                                                                                  Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986	Third Quarter Ended		Year-to-Date
	(inception) to
	May 31	May 31	May 31	May 31	May 31
	2007	2007	2006	2007	2006
	$	$	$	$	$

REVENUE
Gain on disposition of marketable securities	838,947	-	-	-	-

EXPENSES
Impairment write-down of pre-development costs	6,460,304	-	-	-	-
Advertising and promotion	3,404,821	5,561	8,176	12,370	54,346
Professional and consulting fees	3,718,489	58,329	90,168	179,442	414,269
Management fees and salaries	2,563,449	105,041	94,004	234,849	287,171
Investor relations	1,423,866	459	67,529	67,990	160,884
Travel and conference	1,175,069	14,548	15,900	28,177	44,045
Office and miscellaneous	897,363	10,771	5,994	24,447	25,573
Internet services	847,094	18,783	6,826	20,453	19,113
Amortization	1,017,643	36,495	34,100	87,780	102,301
Office rent and services	661,267	19,236	9,744	50,006	25,736
Transfer agent and filing fees	431,243	15,134	9,496	31,548	23,149
Insurance	263,953	-	-	-	167
Financing fees	237,433	-	-	10,000	-
Stock based compensation	381,859	37,594	30,000	127,272	30,000
Finder fees	154,031	-	-	-	-
Interest and bank charges	138,646	2,741	1,733	7,240	4,905
Settlement agreement	71,178	-	-	-	-
Interest on capital leases	33,650	359	714	1,253	2,360
Technology licensing	26,461	26,461	-	26,461	-
Fees and commissions	30,741	-	-	1,000	-
Subsidiary loss of external shareholders (Note 11)	(12,505)	(12,505)	-	(12,505)	-
Loss on disposition of equipment	15,464	-	-	606	-
Foreign exchange loss (gain)	(4,201)	742	(355)	9,667	446
	23,937,318	339,749	374,029	908,056	1,194,465
LOSS	23,098,371	339,749	374,029	908,056	1,194,465
DEFICIT– BEGINNING	-	22,758,622	21,438,817	22,190,315	20,618,381
DEFICIT – ENDING	23,098,371	23,098,371	21,812,846	23,098,371	21,812,846

Weighted average number of shares		135,506,909	125,516,798	130,635,717	123,099,214

Loss per share		0.0025	0.0030	0.0070	0.0097

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986
	(inception) to	Third Quarter Ended		Year-to-Date
	May 31	May 31	May 31	May 31	May 31
	2007	2007	2006	2007	2006
	$	$	$	$	$

Loss	(23,098,371)	(339,749)	(374,029)	(908,056)	(1,194,465)
Items not involving cash:
Write-down of pre-development costs	6,460,304	-	-	-	-
Amortization	1,017,643	36,495	34,100	87,780	102,301
Stock-based compensation	381,859	37,594	30,000	127,272	30,000
Issuance of private placement units or
common shares for services	714,928	-	65,577	78,106	360,194
Gain on disposition of marketable securities	(838,947)	-	-	-	-
Loss on disposition of equipment	15,464	-	-	606	-
	(15,347,120)	(265,660)	(244,352)	(614,292)	(701,970)
Cash provided by changes in non-cash
working capital items:
Sundry receivables	(15,418)	(7,215)	34,920	2,435	25,957
Prepaid expenses and deposits	(3,640)	(3,000)	1,000	(3,000)	1,097
Accounts payable and accrued liabilities	827,234	204,560	173,938	187,703	186,901
	(14,538,944)	(71,315)	(34,494)	(427,154)	(488,015)
INVESTING ACTIVITIES
Pre-development costs	(5,341,103)	(10,499)	(16,234)	(19,891)	(23,349)
Proceeds of disposition of equipment	39,236	-	-	1,208	-
Acquisition of equipment	(1,406,844)	(324)	-	(11,613)	(2,402)
Acquisition of marketing & publishing rights	(273,960)	(248,220)	-	(273,960)	-
	(6,982,671)	(259,043)	(16,234)	(304,256)	(25,751)
FINANCING ACTIVITIES
Loans payable	2,599,994	16,766	-	16,766	(12,500)
Repayment of obligation under capital leases	(74,662)	(1,560)	(1,816)	(4,505)	(5,229)
Issuance of shares	17,295,395	339,567	48,731	746,927	527,563
Proceeds of disposition of marketable securities	1,725,747	-	-	-	-
External shareholders’ portion of loss	(12,505)	(12,505)	-	(12,505)	-
	21,533,969	342,268	46,915	746,683	509,834

(DECREASE) INCREASE IN CASH	12,354	11,910	(3,813)	15,273	(3,932)
CASH – beginning	-	444	10,757	(2,919)	10,876
CASH – ending	12,354	12,354	6,944	12,354	6,944

Notes to statement of cash flow:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	177,689	3,100	2,447	8,493	9,667
	Income taxes paid	-	-	-	-	-

(See accompanying notes to consolidated financial statements

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed, or omitted. In the opinion of management, these financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2006. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, internet payment system and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

.
Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., Racing Unified Network (R.U.N.) Inc., and Silks Media Corporation. All inter-company transactions and balances have been eliminated.

Note 4	PRE-DEVELOPMENT COSTS

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system.

…/ 2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 4	PRE-DEVELOPMENT COSTS (continued)

a)	SafeSpending™ project (continued)

	August 31		Impairment	May 31
	2006	Additions	Write off	2007
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	83,191	1,493	-	84,684
	145,491	1,493	-	146,984

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutual wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

	August 31		Impairment	May 31
	2006	Additions	Write off	2007
	$	$	$	$
Legal and consulting fees	124,797	18,398	-	143,195

	August 31		Impairment	May 31
	2006	Additions	Write off	2007
	$	$	$	$
Total Pre-development costs	270,288	19,891	-	290,179

Note 5	EQUIPMENT

		May 31		August 31
		2007		2006
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	666,132	367,084	431,864
Computer hardware	314,755	284,722	30,033	39,238
Leased computer equipment	20,975	11,303	9,672	12,480
Office equipment	10,723	889	9,834	194

	1,379,669	963,046	416,623	483,776

Note 6	OTHER ASSETS

During the second quarter, the Company acquired by agreement the exclusive marketing rights for Canada to a proprietary internet place-based sports information and advertising network, SportsPageTV, at a cost of $25,740, calculated at the market price of the treasury shares issued for the purchase.

During the third quarter, the Company incorporated Silks Media Corporation and acquired rights to the publication, ThoroughbredStyle Magazine.

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 6	OTHER ASSETS (continued)

		May 31		August 31
		2007		2006
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
SportsPageTV marketing rights	25,740	1,014	24,726	-
Silks Media incorporation costs	1,174	88	1,086	-
ThoroughbredStyle magazine rights	247,046	9,727	237,319	-

	273,960	10,829	263,131	-

Note 7	SHARE CAPITAL

	(Unaudited)	(Audited)
	May 31	August 31
	2007	2006
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares	-	-
without par value
100,000,000 Class “B” preference shares	-	-
without par value

Issued and outstanding:
136,606,493 common
(August 31, 2006 – 126,375,535 common)	22,847,850	22,045,688

a)	Shares issued during the period:

	Third quarter ended		Year-to-Date
	May 31, 2007		May 31, 2007
	#	$	#	$
For cash	2,609,531	187,050	8,305,297	594,410
Non-cash transactions:
- for services provided	-	-	925,661	78,106
- for rights acquired	1,000,000	129,646	1,000,000	129,646
	3,609,531	316,696	10,230,958	802,162

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7	SHARE CAPITAL (continuted)

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2006	Granted	Exercised / Expired / Cancelled	Balance May 31, 2007	Expiration date
Aug 10, 2001	US$0.12	300,000	-	-	300,000	Aug 10, 2007
Dec 20, 2001	US$0.09	100,000	-	100,000	-	Dec 20, 2006
Jan 4, 2002	US$0.08	36,000	-	36,000	-	Jan 4, 2007
Oct 11, 2002	US$0.15	200,000	-	-	200,000	Oct 11, 2007
Jan 15, 2003	US$0.11	136,000	-	-	136,000	Jan 15, 2008
May 27, 2003	US$0.05	64,000	-	-	64,000	May 27, 2008
Apr 14, 2005	US$0.12	1,000,000	-	1,000,000	-	Mar 31, 2007
May 27, 2005	US$0.12	750,000	-	750,000	-	Mar 31, 2007
Jun 1, 2005	US$0.12	1,000,000	-	1,000,000	-	Mar 31, 2007
Jun 6, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jul 1, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jul 20, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jan 16, 2006	US$0.65	500,000	-	500,000	-	Mar 31, 2007
Mar 1, 2006	US$0.50	200,000	-	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.15	250,000	-	250,000	-	Mar 31, 2007
Mar 10, 2006	US$0.15	495,000	-	-	495,000	Mar 31, 2008
Sep 1, 2006	US$0.50	-	200,000	-	200,000	Jul 31, 2008
Sep 5, 2006	US$0.20	-	2,800,000	-	2,800,000	Sep 30, 2008
Oct 31, 2006	US$0.50	-	100,000	-	100,000	Oct 31, 2009
Feb 14, 2007	US$0.75	-	175,000	-	175,000	Feb 28, 2009
Feb 14, 2007	US$0.30	-	500,000	-	500,000	Feb 28, 2009

		6,531,000	3,775,000	5,136,000	5,170,000

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since September 1, 2002, the Company granted 10,320,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercised Expired or Cancelled #	Exercisable #	Expiration date
Oct 11, 2002 Oct 16, 2002 Jan 23, 2003 May 27, 2003 May 28,2003	US$0.15 US$0.15 US$0.11 US$0.05 US$0.05	200,000 300,000 136,000 64,000 150,000	- 300,000 - - 150,000	200,000 - 136,000 64,000 -	Oct 11, 2007 Cancelled 2006 Jan 15, 2008 May 27, 2008 Exercised 2006
Total granted:		850,000	450,000	400,000

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7	SHARE CAPITAL (continuted)

b)	Stock options and stock based compensation (continued):

Outstanding Aug 31, 2003:		850,000	450,000	400,000
Options granted in fiscal 2004:		-	-	-
Outstanding Aug 31, 2004:		850,000	450,000	400,000
Options granted in fiscal 2005:
Apr 14, 2005	US$0.12	1,000,000	1,000,000	-	Mar 31, 2007
May 27, 2005	US$0.12	750,000	750,000	-	Mar 31, 2007
Jun 1, 2005	US$0.12	500,000	500,000	-	Mar 31, 2007
Jun 1, 2005	US$0.12	500,000	500,000	-	Mar 31, 2007
Jun 6, 2005	US$0.12	500,000	500,000	-	Mar 31, 2007
Jul 1, 2005	US$0.12	500,000	500,000	-	Mar 31, 2007
Jul 20, 2005	US$0.12	500,000	500,000	-	Mar 31, 2007

Total granted:		4,250,000	4,250,000	-
Outstanding Aug 31, 2005:		5,100,000	4,700,000	400,000
Options granted in fiscal 2006:
Jan 16, 2006	US$0.65	500,000	500,000	-	Mar 31, 2007
Mar 1, 2006	US$0.50	200,000	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.15	250,000	250,000	-	Mar 31, 2007
Mar 10, 2006	US$0.15	495,000	-	495,000	Mar 31, 2008
Total granted:		1,445,000	750,000	695,000
Outstanding Aug 31, 2006:		6,545,000	5,450,000	1,095,000
Options granted in fiscal 2007:
Sep 1, 2006	US$0.50	200,000	-	200,000	Jul 31, 2008
Sep 5, 2006	US$0.20	2,800,000	-	2,800,000	Sep 30, 2008
Oct 31, 2006	US$0.50	100,000	-	100,000	Oct 31, 2009
Feb 14, 2007	US$0.75	175,000		175,000	Feb 28, 2009
Feb 14, 2007	US$0.30	500,000		500,000	Feb 28, 2009

Total granted:		3,775,000	-	3,775,000
Outstanding May 31, 2007:		10,320,000	5,450,000	4,870,000

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7	SHARE CAPITAL (continued)

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The Pro forma results may be materially different than actual results realized.

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

…/ 7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7	SHARE CAPITAL (continued)

c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2006	Granted	Exercised	Expired / Cancelled	Balance May 31, 2007	Expiration date
May 2, 2005	US$0.15	250,000	-	-	250,000	-	May 31, 2007
May 31, 2005	US$0.05	300,000	-	-	-	300,000	May 31, 2008
May 31, 2005	US$0.05	300,000	-	-	-	300,000	May 31, 2008
May 31, 2005	US$0.05	793,260	-	-	-	793,260	May 31, 2008
May 31, 2005	US$0.15	152,500	-	-	152,500	-	May 31, 2007
Jun 17, 2005	US$0.15	52,250	-	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.15	147,500	-	-	-	147,500	Jun 30, 2007
Jul 27, 2005	US$0.15	50,650	-	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.15	51,000	-	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.15	51,000	-	-	-	51,000	Jul 31, 2007
Oct 3, 2005	US$0.15	35,750	-	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.15	35,750	-	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.15	53,750	-	-	-	53,750	Oct 31, 2007
Nov 15, 2005	US$0.15	30,150	-	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.15	53,500	-	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.15	608,333	-	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.15	25,000	-	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.35	11,400	-	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.50	195,750	-	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.45	110,000	-	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.50	7,250	-	-	-	7,250	Jan 31, 2008
Jan 4, 2006	US$0.42	50,000	-	-	-	50,000	Dec 31, 2007
Jan 12, 2006	US$0.60	14,750	-	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.55	8,000	-	-	-	8,000	May 31, 2008
Apr 25, 2006	US$0.30	29,300	-	-	29,300	-	Apr 30, 2007
May 10, 2006	US$0.30	32,250	-	-	-	32,250	May 31, 2008
May 31, 2006	US$0.26	35,000	-	-	-	35,000	May 31, 2008
Jul 7, 2006	US$0.25	21,000	-	-	-	21,000	Jul 31, 2008
Aug 11, 2006	US$0.18	50,000	-	-	-	50,000	Aug 15, 2008
Aug 18, 2006	US$0.20	62,500	-	-	-	62,500	Aug 31, 2008
Sep 17, 2006	US$0.15	-	75,000	-	-	75,000	Sep 30, 2008
Sep 14, 2006	US$0.20	-	62,500	-	-	62,500	Sep 30, 2008
Sep 14, 2006	US$0.20	-	62,500	-	-	62,500	Sep 15, 2008
Oct 19, 2006	US$0.10	-	400,000	-	-	400,000	Oct 31, 2008
Nov 20, 2006	US$0.10	-	150,000	-	-	150,000	Nov 30, 2008
Nov 30, 2006	US$0.11	-	250,000	-	-	250,000	Nov 30, 2008
Dec 28, 2006	US$0.11	-	934,091	-	-	934,091	Dec 31, 2008
Dec 15, 2006	US$0.10	-	400,000	-	-	400,000	Dec 31, 2008
Jan 22, 2007	US$0.14	-	285,715	-	-	285,715	Jan 23, 2009
Feb 27, 2007	US$0.11	-	650,000	-	-	650,000	Feb 28, 2009
Feb 27, 2007	US$0.16	-	412,500	-	-	412,500	Feb 28, 2009
Feb 27, 2007	US$0.13	-	538,460	-	-	538,460	Feb 28, 2009
Mar 5, 2007	US$0.13	-	1,015,385	-	-	1,015,385	Mar 31, 2009
Mar 7, 2007	US$0.13	-	153,846	-	-	153,846	Mar 31, 2009
Mar 9, 2007	US$0.12	-	500,000	-	-	500,000	Mar 31, 2009
Mar 15, 2007	US$0.11	-	200,000	-	-	200,000	Mar 31, 2009
Mar 25, 2007	US$0.14	-	75,000	-	-	75,000	Mar 31, 2009
May 24, 2007	US$0.14	-	345,150	-	-	345,150	May 31, 2009
May 25, 2007	US$0.14	-	100,000	-	-	100,000	May 31, 2009

		3,617,593	6,610,147	-	431,800	9,795,940

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 8	CAPITAL LEASES

The Company has a lease agreement for computers accounted for as capital leases. Current payments are $640 monthly, expiring July 2008. The following is a schedule of future lease payments.

	May 31	August 31
	2007	2006
	$	$
Total minimum lease payments	8,958	14,717
Less amount representing interest	(817)	(2,071)
Balance of obligations	8,141	12,646
Less current portion	(6,885)	(6,128)
Non-current portion	1,256	6,518

Future annual principal payments required to retire the lease obligations are as follows:

2007	1,623
2008	6,518
8,141

Note 9	RELATED PARTY TRANSACTIONS

a)

During the quarter, salaries and consulting fees of $79,700 (2006 - $78,300) were paid to directors and officers of the Company and subsidiaries of the Company. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)	During the quarter, the Company paid $NIL to an officer for rent of office space provided (2006 – $4,710).

c)

During the quarter, consulting fees of $NIL (2006 - $9,488) were paid by share capital awarded, valued at closing price before the date of settlement, to directors and officers of the Company and subsidiaries of the Company. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

d)	The loans payable of $24,266 is an unsecured advance from a shareholder and has no specified interest rate or repayment terms (2006 - $NIL).

Note 10	COMMITMENTS

The Company was paying month to month rent for office space in Toronto at the rate of $1,570 per month, until December 31, 2006, after which the Company signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the same office space. In addition, the Company signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011.

Minimum annual lease payments for the next six years are as follows:

2007 -- $ 80,241
2008 -- $102,431
2009 -- $107,666
2010 -- $112,901
2011 -- $118,136
2012 -- $ 39,960

…/ 9

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2007

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 11	EXTERNAL INTEREST IN SUBSIDIARY

The Company incorporated Silks Media Corporation on March 19, 2007, and up to May 31, 2007, distributed 50.8 percent of the shares to external parties in exchange for $22,872. The Company consolidated the Silks Media Corporation’s loss of $24,599 in the income statement. $12,094 of this loss is the Company’s proportionate share, resulting in a total reduction of $12,505 shown as a separate item on the income statement, and a $10,366 external shareholder capital interest in the subsidiary as shown on the balance sheet.

Note 12	SUBSEQUENT EVENTS

Subsequent to May 31, 2007, the Company received $5,000 from the issuance of 60,975 private placement shares, for an average price of $0.08 per share, and the Silks Media Corporation received $63,000 US from the issuance of 630,000 private placement shares, for an average price of $0.10 US per share.